Bit Brother Ltd

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

January 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Bit Brother Ltd
Form 20-F for the fiscal period ended June 30, 2022
Filed October 31, 2022
File No. 001-35755

Ladies and Gentlemen:

This letter is in response to the comment on January 27, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Bit Brother Limited (the “Company”, “we”, and “our”) with respect to the above-referenced Company’s Form 20-F. For ease of reference, we have recited the Commission’s comment in this response.

Form 20-F for the fiscal period ended June 30, 2022

1.

We note that your registration statement on Form F-3 (File No. 333-258355) is currently under review and we have issued a number of comments on your China-related disclosures. Please confirm that you will include in future Exchange Act filings all applicable China-related disclosures you include, or will include, in your Form F-3 in response to such comments.

Response: We hereby confirm that we will include in our future Exchange Act filings all applicable China-related disclosures we have included, or will include, in our registration statement on Form F-3 (File No. 333-258355) (the “Form F-3”) in response to the Staff’s comments on the Form F-3.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours, Bit Brother Limited

/s/ Xianlong Wu
Xianlong Wu Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC